As filed with the Securities and Exchange Commission on ____________, 2003.	Registration No. 333-82478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT TO THE FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CanPro Placement Services Inc.
(Name of small business issuer in its charter)

Nevada	7361	N/A
(State or Other Jurisdiction of Organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification Number)

CANPRO PLACEMENT SERVICES INC. 777 Dunsmuir Street Suite 1600 Vancouver, British Columbia Canada V7Y 1K4(604) 910-3852	Conrad C. Lysiak, Esq. 601 West First Avenue, Suite 503 Spokane, Washington 99201 (509) 624-1475
(Address and telephone of registrant's executive office)	(Name, address and telephone number of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional common stock for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CANPRO PLACEMENT SERVICES INC.
POST EFFECTIVE AMENDMENT TO DEREGISTER UNSOLD UNITS AND WARRANTS

On March 26, 2003, our public offering of up to 2,000,000 shares of common stock which was filed on Form SB-2 (Registration No. 333-82478) and declared effective by the SEC on September 27, 2002 terminated. Pursuant to the registration statement, we represented that we would remove from registration by post effective amendment any securities being registered which remain unsold at the termination of the offering.

No securities were sold, leaving all of the securities unsold. We, pursuant to this registration statement, do hereby remove from registration all of the shares of common stock so registered.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Post Effective Amendment to our Form SB-2 Registration Statement and has duly caused this Post Effective Amendment to our Form SB-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, on this 9th day of October, 2003.

CANPRO PLACEMENT SERVICES, INC.

BY:	/s/ Patrick De Witt
Patrick De Witt, President and Principal
Accounting Officer

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Marcel de Groot, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendment (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment to our Form SB-2 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Patrick De Witt Patrick De Witt	President, Principal Executive Officer, Treasurer, Principal Accounting Officer, and a member of the Board of Directors	October 9, 2003
/s/ Norm Lee Norm Lee	Secretary and a member of the Board of Directors	October 9, 2003